Exhibit (a)(5)(iii)

Voya Prime Rate Trust Announces Final Results of Tender Offer

SCOTTSDALE, Ariz., January 6, 2021—Voya Prime Rate Trust (NYSE: PPR) (the “Fund”), today announced the final results of the Fund’s tender offer (the “Tender Offer”) for up to 15% of its outstanding common shares (the “Shares”).

The Tender Offer, which expired at 5:00 p.m. Eastern time on January 4, 2021, was oversubscribed.

Therefore, in accordance with the terms and conditions of the Tender Offer, the Fund will purchase Shares from all tendering shareholders on a pro rata basis, after disregarding fractions, based on the number of Shares properly tendered (“Pro-Ration Factor”). The final results of the Tender Offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price*
88,416,006.334	21,576,552	0.244038128	$4.86

*

Equal to 99% of the Fund’s net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on January 4, 2021 (the day on which the Tender Offer expired).

Questions regarding the Tender Offer may be directed to Georgeson LLC, the Information Agent for the Tender Offer, toll free at (877) 278-4775.

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation or an offer or a solicitation to buy any Shares. The offer to purchase Shares was made only pursuant to an offer on Schedule TO. Common shareholders may obtain a free copy of the offer to purchase and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About Voya® Investment Management

A leading, active asset management firm, Voya Investment Management manages, as of September 30, 2020, over $238 billion for affiliated and external institutions as well as individual investors. With more than 40 years of history in asset management, Voya

Investment Management has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, and multi-asset strategies and solutions. Voya Investment Management was named in 2015, 2016, 2017, 2018 and 2019 as a “Best Places to Work” by Pensions and Investments magazine. For more information, visit voyainvestments.com. Follow Voya Investment Management on Twitter @VoyaInvestments.

SHAREHOLDER INQUIRIES: Shareholder Services at (800) 992-0180;

voyainvestments.com

CONTACT: Kris Kagel, (800) 992-0180

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